EXHIBIT 99.2

Proforma Condensed Combined Financial Information

The accompanying unaudited proforma condensed combined financial information has been prepared to present the balance sheet and statements of operations of Zhong Yuan Bio-Technology Holdings Limited (the “Company”) to indicate how the combined financial statements of the Company might have looked if the acquisition of China Bio-Technology Holdings Limited  (“China Bio”) and its wholly owned subsidiaries (including Zhong Yuan-HK; Zhong Yuan-SZ and Bao Feng) and transactions related to the acquisition had occurred as of the beginning of the periods presented.  China Bio, Zhong Yuan-HK, ZhongYuan-SZ and Bao Feng shall be collectively referred to as “China Bio-Tech”.

The proforma condensed combined balance sheet as of March 31, 2019 is presented as if the acquisition of China Bio-Tech had occurred on March 31, 2019.

The proforma condensed combined statements of operations for the year ended March 31, 2019, are presented as if the acquisition of China Bio-Tech had occurred on April 1, 2018 and were carried forward through each of the aforementioned periods presented.

The proforma condensed combined financial statements should be read in conjunction with a reading of the historical financial statements and accompanying notes of the Company included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2018 and China Bio-Tech included in this Form 6-K for the year ended March 31, 2019.

These proforma condensed combined financial statements are presented for illustrative purposes only and are not intended to be indicative of actual consolidated financial position and consolidated results of operations had the acquisition been in effect during the periods presented, or of consolidated financial condition or consolidated results of operations that may be reported in the future.

The proforma adjustments contained in the proforma condensed combined financial statements relate to the assumption of all prior and existing liabilities of the Company upon consummation of the acquisition.

Proforma Condensed Combined Balance Sheet

As of March 31, 2019

(Stated in US Dollars)

	Historical			Proforma
	Zhong Yuan	China Bio-tech	Adjustments	Note 2	Combined
Assets
Current Assets
Cash	100	5,377			5,477
Available for sale investment	—	342,706			342,706
Accounts Receivable, net of allowance	—	363,491			363,491
Inventories	—	246,881			246,881
Due from related companies	—	720,150			720,150
Prepaid expenses and other current assets	—	187,770			187,770

Total current assets	100	1,866,375			1,866,475

Other assets
Property, plant and equipment, net	—	9,343			9,343

Total Assets	100	1,875,718			1,875,818

Liabilities and Shareholders' Equity
Current Liabilities
Short-term loans	—	206,070			206,070
Accrued expenses and other payables	21,859	150,181			172,040
Due to a director	—	41,673			41,673
Due to related parties	54,938	—			54,938
Value added and other taxes payable	—	10,414			10,414
Income tax payable	—	15,309			15,309

Total current liabilities	76,797	423,647			500,444

Shareholders' Equity
Common stock	850	100	16,150	(1)	17,000
			(100)	(2)	—
Discount on common stock	(850)	—	—		(850)
Additional paid-in capital	2,712	1,451,250	1,435,921	(1)	1,438,633
			(1,451,250)	(2)	—
Accumulated losses	(79,409)	(126,948)	126,948	(2)	(79,409)
Accumulated other comprehensive income		127,669	(127,669)	(2)	—

Total shareholders' equity	(76,697)	1,452,071			1,375,374

	100	1,875,718	—		1,875,818

Proforma Condensed Statement of Operations

For the Year Ended March 31, 2019

	Historical			Proforma
	Zhong Yuan	China Bio-tech	Adjustments	Note 2	Combined

Net sales	—	1,217,588			1,217,588

Cost of sales	—	(320,836)			(320,836)

Gross profit	—	896,752			896,752

General administrative expenses	(50,156)	(373,898)			(424,054)
Research and development expenses	—	(42,704)			(42,704)
Selling and marketing expenses	—	(168,014)			(168,014)

Operating income	(50,156)	312,136			261,980

Other income (expenses)	—	(16,041)			(16,041)

Income before income taxes	(50,156)	296,095			245,939

Income tax expense	—	(15,912)			(15,912)

Net income	(50,156)	280,183			230,027

Foreign currency translation adjustment	—	8,701			8,701

Comprehensive income	(50,156)	288,884			238,728

Notes to Proforma Condensed Financial Statements

Note 1 - Basis of Preparation

The proforma condensed combined balance sheet as of March 31, 2019, and the proforma condensed combined statements of operations for the year ended March 31, 2019, are based on the historical financial statements of the Company and China Bio-Tech after giving effect of the reverse merger between the Company and China Bio-Tech on March 31, 2019, and the assumptions, reclassifications and adjustments described in the accompanying notes to the unaudited proforma condensed combined financial information.

Note 2 - Adjustments

(1)	To adjust the common stock of the Company to 170,000,000 shares
(2)	To eliminate the common stock, additional paid-in capital, accumulated losses and accumulated other comprehensive income of China Bio-Tech